SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Jabil Circuit, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

466313-10-3

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP NO. 466313-10-3	Page 2 of 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William D. Morean
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,325,852
	6	SHARED VOTING POWER 7,675,102
	7	SOLE DISPOSITIVE POWER 1,325,852
	8	SHARED DISPOSITIVE POWER 7,675,102
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,954
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 466313-10-3	Page 3 of 4

Item 1. (a)	Name of Issuer: Jabil Circuit, Inc.

Item 1. (b)	Address of Issuer’s Principal Executive Offices:

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, Florida 33716

Item 2. (a)	Name of Person Filing: William D. Morean (“Morean”)

Item 2. (b)	Address of Principal Business Office or if None, Residence:

2201 4th Street North

Unit 201

Saint Petersburg, FL 33704

Item 2. (c)	Citizenship: United States of America

Item 2. (d)	Title of Class of Securities: Common Stock

Item 2. (e)	Cusip Number: 466313-10-3

Item 3.	Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c): N/A

Item 4.	Ownership

(a)	Amount Beneficially Owned (describe): 9,000,954

(b)	Percent of Class: 5.1%

THE REPORTING PERSON FILED A SCHEDULE 13G AMENDMENT NO. 1 ON FEBRUARY 12, 2016 THAT CHECKED ITEM 5 TO INDICATE THAT THE REPORTING PERSON HAD CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5% OF THE SAME ISSUER’S SAME CLASS OF SECURITIES. SINCE THAT DATE, THE NUMBER OF SHARES OF SUCH ISSUER’S CLASS OF SECURITIES HAS DECREASED ACCORDING TO THE ISSUER’S SEC FILINGS SUCH THAT THE REPORTING PERSON NOW APPEARS TO OWN MORE THAN 5% OF THE CLASS OF SECURITIES. NOTWITHSTANDING THAT THE REPORTING PERSON HAS NEITHER DISPOSED OF OR ACQUIRED ANY OF SUCH SECURITIES SINCE THE FILING OF THE AFOREMENTIONED SCHEDULE 13G AMENDMENT NO. 1. ACCORDINGLY, THE REPORTING PERSON IS FILING THIS NEW SCHEDULE 13G.

(c)	Number of shares as to which such person has:

See Items 5-8 on the cover page.

Morean is a member of the management committee created under the William E. Morean Residual Trust and as such Morean is deemed to share beneficial ownership with Audrey M. Petersen (the other member of the management committee) of 7,675,102 shares held by such trust.

CUSIP NO. 466313-10-3	Page 4 of 4

Morean is the sole trustee of the William D. Morean Trust, and the William D. Morean Living Trust, and has sole voting and dispositive power over the shares owned by the trust. As a result of these facts, Morean is deemed to be the beneficial owner of the 79,935 shares and 1,245,917 shares respectively held of record by these trusts.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: N/A

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

Item. 10.	Certification (see Rule 13d-1(b) and (c)): N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12 , 2018

/s/ William D. Morean William D. Morean